SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                       For the month of September 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






                       RYANAIR ANNOUNCES FOUR NEW ROUTES

          Big expansion in Spain and first daily services to Portugal

Ryanair, Europe's No. 1 low fares airline today (Tuesday, 21st September 2004) announced four new low fares routes from London Stansted to Spain and Portugal. The new routes, which will commence on dates between the 2nd November 2004 and the 25th February 2005, will give even greater choice to consumers of Ryanair's lowest fares. This brings to 78 the number of routes offered by Ryanair from London Stansted and to 12 the total number of airports served in the Iberian Peninsula from London.

From London Stansted     Starts                    Starting fares (excl. taxes)
      Valencia           2 Nov                           GBP0.99
      Almeria            19 Jan                          GBP0.99
       Porto             19 Jan                          GBP3.99
      Seville            25 Feb                          GBP4.99

Announcing the new routes in London today, Ryanair's Chief Executive, Michael O'Leary said:

        "We opened our first route to Spain in November 2002 and, with this announcement today, Ryanair will serve more Spanish airports (10) directly from London than any other airline. We are also delighted to launch our first scheduled route from London to Portugal with a twice-daily service to Porto, Portugal's second largest city. This year Ryanair will carry over 4 million passengers on our routes to Spain and next year we expect to see that figure rise to 5.5 million.

        "Two of these routes, Valencia and Almeria, have already been announced by Easyjet but, as in the case of Barcelona (Girona), Reus and Santander, where we compete with them, it is only by flying with Ryanair will consumers enjoy the lowest airfares and the best punctuality. Easyjet's average fare remains more than 60% higher than Ryanair while their on time performance has trailed behind Ryanair's for over 100 weeks in a row. In total our passengers on these routes will save over GBP86 million against the same services offered by Easyjet.

        "These fantastic new Spanish and Portuguese routes are on sale from today at www.ryanair.com from an incredible GBP0.99 (excluding taxes) and at these fantastic prices we urge passengers to book quickly as these seats will be in huge demand".

Ends:                          Tuesday, 21st September 2004

For further information:

Paul Fitzsimmons - Ryanair     Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228         Tel: 00 353 1 4980 300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  21 September 2004
                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director